Transparent Path SPC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$ -	$ 3,906
Expenses:		
Advertising & Promotion	-	423
Bank Charges & Fees	82	175
Miscellaneous	20	-
Dues and Subscriptions	2,735	-
Meals and Entertainment	39	499
Contract Labor	283	-
Legal and Professional	8,899	5,313
Marketing & Promotion	-	3,547
IT Hardware and Software	384	945
Telephone	435	-
Website	219	2
Office Supplies & Equipment	159	37
Shipping	-	23
Travel	-	4,435
Rent & Utilities	705	1,385
Publications	-	-
Interest Expense	-	241
Operating Expenses	(13,959)	(17,026)
Other Income	211	-
Other expense	-	(55)
Total income and (expense)	211	(55)
Total expense	(13,748)	(17,081)
Net loss	$ (13,748)	(13,176)